EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

On July 28, 2015, the Company was notified by its subsidiary, D.B.S. Satellite Services (1998) Ltd. ("Yes") of a claim together with class action certification motion that had been filed against it with the Central District Court, on grounds that Yes discriminated against customers who were not offered or given the best conditions or the lowest price for the services they received from Yes; claims that Yes discriminated against new customers in comparison with existing customers who received a discount or benefit for joining Yes; and claims that Yes discriminated against new subscribers who are acquaintances of the Company's employees in comparison with other new subscribers. This is allegedly in contradiction to Yes's obligations under its license and the law to refrain from practicing discrimination in the prices and services it provides.

The petitioner has requested that Yes compensate the members of the represented class for the monetary difference between the price each of them actually paid Yes for the services and the lowest price they could have paid for the same services. The petitioner further moved the court to order Yes to offer and provide identical terms to any party seeking its services, and to display such terms in its various advertisements. The petitioner does not indicate the group claim amount due to a lack of information, but estimates the damage at tens of millions of shekels.

Yes is studying the claim and the certification motion and neither Yes and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.